UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

PNM RESOURCES, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

744499104

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744499104

1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,019,550 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,019,550 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,019,550 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.1% (1)

12.	Type of Reporting Person (See Instructions) OO

(1) Cascade Investment, L.L.C. (“Cascade”) beneficially owns 7,019,550 shares of Common Stock of PNM Resources, Inc. (the “Issuer”), which is equivalent to 8.1% of the outstanding shares of Common Stock.  Pursuant to a Unit Purchase Agreement dated as of August 13, 2004, between the Issuer and Cascade, on November 17, 2008, Cascade purchased 477,800 shares of Series A Preferred Stock (the “Preferred Stock”) of the Issuer, which are convertible into 4,778,000 shares of Common Stock.  Certain regulatory and contractual approvals must be obtained prior to converting the Preferred Stock into shares of Common Stock if such conversion would result in Cascade owning 10% or more of the Issuer’s outstanding Common Stock.  It is not possible to know whether such approvals would be obtained within 60 days of being requested.  Cascade, could, however, without regulatory approval, convert a portion of the shares of Preferred Stock so long as the shares of Common Stock issued upon conversion of the Preferred Stock together with shares of Common Stock beneficially owned by Cascade prior to such conversion represent less than 10% of the outstanding Common Stock.  The number of shares reported in this report does not reflect any shares of Common Stock that Cascade would be entitled to receive upon conversion of the Preferred Stock without regulatory approval.

All Common Stock and Preferred Stock beneficially owned by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Stock and Preferred Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock and Preferred Stock beneficially owned by Cascade and Mr. Gates.

CUSIP No. 744499104

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,019,550 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,019,550 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,019,550 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.1% (1)

12.	Type of Reporting Person (See Instructions) IN

(1) Cascade Investment, L.L.C. (“Cascade”) beneficially owns 7,019,550 shares of Common Stock of PNM Resources, Inc. (the “Issuer”), which is equivalent to 8.1% of the outstanding shares of Common Stock.  Pursuant to a Unit Purchase Agreement dated as of August 13, 2004, between the Issuer and Cascade, on November 17, 2008, Cascade purchased 477,800 shares of Series A Preferred Stock (the “Preferred Stock”) of the Issuer, which are convertible into 4,778,000 shares of Common Stock.  Certain regulatory and contractual approvals must be obtained prior to converting the Preferred Stock into shares of Common Stock if such conversion would result in Cascade owning 10% or more of the Issuer’s outstanding Common Stock.  It is not possible to know whether such approvals would be obtained within 60 days of being requested.  Cascade, could, however, without regulatory approval, convert a portion of the shares of Preferred Stock so long as the shares of Common Stock issued upon conversion of the Preferred Stock together with shares of Common Stock beneficially owned by Cascade prior to such conversion represent less than 10% of the outstanding Common Stock.  The number of shares reported in this report does not reflect any shares of Common Stock that Cascade would be entitled to receive upon conversion of the Preferred Stock without regulatory approval.

All Common Stock and Preferred Stock beneficially owned by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Stock and Preferred Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock and Preferred Stock beneficially owned by Cascade and Mr. Gates.

Item 1.
(a)	Name of Issuer PNM Resources, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices Alvarado Square, Albuquerque, NM 87158

Item 2.
(a)	Name of Person Filing Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III
(b)	Address of Principal Business Office or, if none, Residence Cascade— 2365 Carillon Point, Kirkland, Washington 98033 Mr. Gates—One Microsoft Way, Redmond, Washington 98052
(c)	Citizenship Cascade is a limited liability company organized under the laws of the State of Washington. Mr. Gates is a citizen of the United States of America.
(d)	Title of Class of Securities Common Stock, no par value
(e)	CUSIP Number 744499104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009

CASCADE INVESTMENT, L.L.C. (1)

By:	/s/ Michael Larson
Name:	Michael Larson
Title:	Business Manager

WILLIAM H. GATES III (1)

By:	/s/ Michael Larson
Name:	Michael Larson (2)
Title:	Attorney-in-fact

(1)  This amendment is being filed jointly by Cascade Investment, L.L.C. and William H. Gates III pursuant to the Joint Filing Agreement dated February 14, 2006 and included with the signature page to Amendment No. 3 to Schedule 13G with respect to PNM Resources, Inc. filed on February 14, 2006, SEC File No. 005-77986, and incorporated by reference herein.

(2)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.